AGM Group Holdings Inc. c/o Creative Consultants (Hong Kong) Limited Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road Wanchai, Hong Kong

February 14, 2022

Via Electronic Mail

Austin Pattan

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	AGM Group Holdings Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form F-3 Filed January 27, 2022 File No. 333-262107

Dear Mr. Pattan:

This letter is in response to the letter dated February 1, 2022 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to AGM Group Holdings Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendment No. 1 to Registration Statement on Form F-3 filed January 27, 2022

Cover Page

1.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE: We respectfully advise the Staff we have added additional disclosure on the cover page of how cash is transferred through our organization and there have not been any such dividends or other distributions among our subsidiaries, and we have no intentions to distribute earnings. See paragraph starting with “Our equity structure is a direct holding structure. Within our direct holding structure, the cross-border transfer of funds within our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter AGM, the funds can be directly transferred to the PRC operating companies through its subsidiaries……” Since the Company does not have a VIE structure, we believe that we are not required to provide cross-references to the condensed consolidating schedule and the consolidated financial statements per the Sample Letter to China-Based Companies issued by the SEC in December 2021.

Our Company, page 1

2.	We note your disclosure on the cover page regarding the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Please include a discussion of the risks highlighted on the prospectus cover page in this section.

RESPONSE: We respectfully advise the Staff that the Company we have highlighted the legal and operational risks associated with being based in or having the majority of the Company’s operations in China. See paragraph starting with “Because our operations are primarily located in the PRC and Hong Kong through our subsidiaries, we are subject to certain legal and operational risks associated with our operations in China…”

PRC Regulatory Permissions, page 8

3.	We note your response to prior comment 1. Your discussion regarding obtaining permission or approval in connection with the VIEs’ operations in this section is inconsistent with your disclosure elsewhere in the filing that you do not conduct any operations through contractual arrangements with a variable interest entity based in China. Please advise or revise.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure on page 8 to be consistent with the rest of the filing.

Risk Factors

Risks Related to Doing Business in China, page 15

4.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: We respectfully advise the Staff that the Company has disclosed in the risk factor on page 17 regarding the oversight by the CAC. See Risk Factors – Risks Related to Doing Business in China – We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

AGM Group Holdings Inc.

/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Co-Chief Executive Officer